December 12, 2019

Ian Cameron
Chief Financial Officer
METHANEX CORP
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia
Canada V6C 3M1

       Re: METHANEX CORP
           Form 40-F for Fiscal Year Ended December 31, 2018
           Filed March 12, 2019
           File No. 000-20115
           Response Dated December 3, 2019

Dear Mr. Cameron:

       We have reviewed your December 3, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2018

2. Significant accounting policies
n) Revenue recognition, page 56

1. We note your response to comment 1 in our letter dated November 6, 2019. Specifically, you note that only sales of product from your Atlas joint venture facility are recognized on a commission basis. However, we note your disclosure on page 11 of
Exhibit 99.2 of
       Form 40-F that volume produced at your Egypt facility is also recognized on a commission basis. Please advise.
2. We note the accounting analysis you have provided in concluding you are the agent in the contracts with your customers that are fulfilled with methanol produced by the Atlas joint
 Ian Cameron
METHANEX CORP
December 12, 2019
Page 2
         venture facility. Specifically, you state you do have legal ownership of the commission volume prior to selling to your customers. Please tell us if this legal ownership is only momentarily before transfer. Refer to IFRS 15.B35. If the legal ownership is not a flash title, please tell us why you believe you need to consider the indicators of control discussed in IFRS 15.B37. Refer to IFRS 15.B37A for additional guidance. To the extent that the indicators are necessary for determining control, please tell us how you determined that you do not have inventory risk solely because you obtain insurance that you are reimbursed. Refer to IFRS 15.B37(b) for guidance. Also, please tell us who is primarily responsible for fulfilling the promise to provide methanol to your customer.
         Refer to IFRS 15.B37(a). Finally, please tell us whether you are a principal or agent in your sales of methanol purchased from other third party suppliers and how your evaluation of significant indicators of control differs.
o) Financial instruments, page 56

3. We note your response to comment 2 in our letter dated November 6, 2019. Based on your disclosures and response, the variability in pricing in the supply contract is based on the price of methanol rather than revenue, which is derived from the pricing of methanol and the quantities sold to your customers. Please provide us with a more comprehensive explanation for your conclusion that methanol price is a non-financial variable. Provide the specific details of the calculation of the variable price component. Explain how you determined the price of a commodity could be a non-financial variable akin to revenue when it does not factor in the quantity sold. Explain your basis for considering a strong correlation between quantities of natural gas used and methanol produced and sold as a factor in the analysis.
      You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Terence
O'Brien, Accounting Branch Chief, at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameIan Cameron                                 Sincerely,
Comapany NameMETHANEX CORP
                                                              Division of
Corporation Finance
December 12, 2019 Page 2                                      Office of Life
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